UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

Date: May 8, 2020

Commission File No. 0-53646

Grown Rogue International Inc. (formerly Novicius Corp.)

(Translation of Registrant’s name into English)

340 Richmond Street West

Toronto, Ontario, Canada M5V 1X2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

TABLE OF CONTENTS

1.	Consolidated Financial Statements for the years ended October 31, 2019 and 2018, audited in accordance with Canadian generally accepted auditing standards, as filed on Sedar on March 20, 2020.
2.	Management Discussion & Analysis for the year ended October 31, 2019, as filed on Sedar on March 20, 2020.
3.	CEO Certification of Annual Filings Venture Issuer Basic Certificate, as filed on Sedar on March 20, 2020.
4.	CFO and Corporate Secretary Certification of Annual Filings Venture Issuer Basic Certificate, as filed on Sedar on March 20, 2020.
5.	News Release – Grown Rogue Announces Closing of Debt Financing by its Michigan Subsidiary, as filed on Sedar on March 20, 2020.
6.	News Release – Grown Rogue Reports Record Growth – Doubles Revenue Year over Year, as filed on Sedar on March 20, 2020.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 8, 2020	GROWN ROGUE INTERNATIONAL INC.
(FORMERLY: NOVICIUS CORP.)

	By:	/s/ Obie Strickler
	Name:	Obie Strickler
	Title:	President & Chief Executive Officer

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